

Mail Stop 4628

July 5, 2016

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107

> **Re:** **Lonestar Resources US Inc.**
> **Registration Statement on Form 10-12(b)**
> **Filed December 31, 2015**
> **File No. 001-37670**

Dear Mr. Bracken:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.
.

Sincerely,

/s Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources